British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Titan Trading Analytics Inc.	January 31, 2003	03/04/09

ISSUER'S ADDRESS	200 – 675 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver, B.C.	B.C.	V6B 1N2	(604) 681-7600	(604) 681-7622
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Ken Powell	President			(780) 435-5576
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Ken Powell"	Ken Powell	03/04/09
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Michael Gossland"	Michael Gossland	03/04/09
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(Unaudited – Prepared by Management)

Quarter ended January 31, 2003

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)
Consolidated Balance Sheets
January 31, 2003
(Canadian Dollars)

	January 31,	October 31,
	2003	2002
	(unaudited)	(audited)

Assets

Current assets:
Cash, due from brokers, and short-term investments	$5,419	$819
Accounts receivable	415	2,296
	5,834	3,115

Capital assets (note 4)	4,622	5,000

	$10,456	$8,115

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$30,750	$53,980
Loans payable (note 6)	31,000	-

	61,750	53,980

Shareholders’ equity:
Share capital (note 5)	3,715,938	3,715,938
Deficit	(3,767,232)	(3,761,803)
	(51,294)	(45,865)

	$10,456	$8,115

On behalf of the Board:

“Ken Powell”	Director

“Michael Gossland”	Director

The accompanying notes are an integral part of the financial statements

TITAN TRADING ANALYTICS INC.
Consolidated Statements of Operations and Deficit
Three Months ended January 31, 2003
(Unaudited – prepared by management)
(Canadian Dollars)

	Three Months ended
	January 31,
	2003	2002

Revenue:
Software and subscription sales	$2,598	$11,692
Trading Income	-	5,297
	$2,598	$16,989

Expenses:
Advertising, marketing and promotion	340	6,689
Amortization	378	18,003
Bank charges	285	814
Foreign exchange loss	-	104
Investor relations	320	13,775
Management fees	3,500	11,550
Office	107	2,590
Professional fees	924	4,642
Rent	-	1,390
Regulatory fees	70	-
Salaries and benefits	-	40,733
Telephone	1,358	1,949
Travel	61	-
Transfer agent	684	-
	$8,027	$102,239

Interest and Other Income	-	448

Net loss for the period	$(5,429)	$(84,802)

Deficit, beginning of period	(3,761,803)	(3,100,741)

Deficit, end of period	$(3,767,232)	$(3,185,543)

The accompanying notes are an integral part of the financial statements

TITAN TRADING ANALYTICS INC.
Consolidated Statements of Cash Flows
For the Three Month Period ended January 31, 2003
(Unaudited – prepared by management)
(Canadian Dollars)

	Three Months ended
	January 31,
	2003	2002

Cash provided by (used in):

Cash flows from operating activities:
Net loss	$(5,429)	$(84,802)
Amortization, an item not involving cash	378	18,004
Changes in non-cash operating accounts	(21,349)	(2,678)

	(26,400)	(69,476)

Cash flows from investing activities:
Software and systems development	-	(37,979)

Cash flows from financing activities:
Loans payable	31,000	-

Increase (decrease) in cash	4,600	(107,455)

Cash and short –term investments, beginning of period	819	375,417

Cash and short-term investments, end of period	$5,419	$267,962

The accompanying notes are an integral part of the financial statements

TITAN TRADING ANALYTICS INC.
Notes to Interim Financial Statements, page1
Three Months ended January 31, 2003
(Unaudited – prepared by management)

1.

Interim financial statements:

The unaudited management prepared financial statements of Titan Trading Analytics Inc. covering the three month period ended January 31, 2002 reflect all adjustments which are necessary to present a fair statement of results for the interim period presented, on a basis consistent with prior periods reported.

2.

United States accounting principles:

This note summarizes the material variations in the accounting principles; practices and methods between Canadian and United States generally accepted accounting principles (GAAP) and how these variations impact the financial statements.

a)

Balance sheet

There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)

Short-term investments

Under United States generally accepted accounting principles, short-term investments are recorded at market value. At January 31, 2003, there were no differences between the cost and the market value of the short-term investments.

c)

Escrow shares

Under United States generally accepted accounting principles, the 2,850,000 common shares of the Company held in escrow were considered contingent shares until 2002 when the release from escrow became based upon the passage of time. When these shares are released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized by the Company.

d)

Cost of sales

Under United States generally accepted accounting principles costs of sales are required to be separately disclosed. The cost of sales for software sales and trading income in the current and comparable prior interim three-month period is comprised of:

	Jan 2003	Jan 2002

Amortization of software and systems development	$378	$18,003
Delivery	361	361
Cost of sales	$739	$18,364

TITAN TRADING ANALYTICS INC.
Notes to Interim Financial Statements, page 2
Three Months ended January 31, 2003
(Unaudited – prepared by management)

e)

Foreign currency translation

The application of the temporal method of foreign currency translation has not resulted in material differences from United States generally accepted accounting principles.

f)

Loss per share

Under United States generally accepted accounting principles, the loss per share calculated on the basis that the weighted average number of shares outstanding during the year excludes shares which are considered contingent shares. On that basis:

	January 31,	January 31,
	2003	2002

Weighted average number of shares
Outstanding	6,962,966	6,638,976

Net loss per share	$(0.00)	$(0.01)

g)

Share issue costs

Under United States generally accepted accounting principles, share issue costs paid to employees are required to be expensed. Accordingly, share issue costs of $18,000 paid to an officer and director in 1996 would result in an increase in management fees expense in 1996.

h)

Stock options

Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees or repricing stock options may give rise to a charge to income for compensation. The company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant or repricing over the option exercise price and the excess of the quoted market. Since the exercise price was equal to or less than the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized.

TITAN TRADING ANALYTICS INC.
Notes to Interim Financial Statements, page 3
Three Months ended January 31, 2003
(Unaudited – prepared by management)

i)

Development stage enterprise

Under United States generally accepted accounting principles the Company is considered to be a development stage enterprise and all revenues and expenses and cash flows from inception to the reporting date are to be reported.

The Company’s consolidated revenue and expenses from incorporation on November 30, 1993 to January 31, 2003 are:

Revenue:

Software licenses and subscriptions	$275,761
Trading income	41,044

316,805

Expenses:

Advertising, marketing and promotion	494,550
Amortization	1,085,579
Bank charges	16,628
Bad debt	3,000
Capital taxes	11,507
Consulting	30,000
Directors’ fees	20,000
Financing fees	23,683
Foreign exchange loss	6,188
Investor relations	218,683
Management fees	495,768
Office	139,248
Professional fees	231,662
Rent	49,520
Research and development	450,601
Salaries and benefits	761,222
System testing	85,640
Telephone	51,482
Travel	110,703

4,285,664

(3,968,859)

Interest and other income	201,627

Net loss for the period and deficit accumulated
during the development stage	$(3,767,232)

TITAN TRADING ANALYTICS INC.
Notes to Interim Financial Statements, page 4
Three Months ended January 31, 2003
(Unaudited – prepared by management)

i)	Development stage enterprise - continued The Company’s cash flow from incorporation on November 30, 1993 to January 31, 2003 are:
Cash flows from (used in) operating activities
Net loss for the period	$(3,767,232)
Adjustments for:
Amortization	1,085,579
Foreign exchange gain	971
Loss on disposition of capital assets	1,021
(2,679,661)
Net change in non-cash working capital balances
Increase in accounts receivable	(415)
Increase in prepaid expenses	-
Increase in accounts payable and accrued liabilities	30,750

Cash used in operating activities	(2,649,326)

Cash flows used in investing activities
Software and system development	(947,877)
Acquisitions of capital assets	(143,345)

Cash used in investing activities	(1,091,222)

Cash flows from (used in) financing activities
Issuance of common shares	3,857,027
Share issue costs	(141,089)
Loans payable	31,000

Cash from financing activities	3,746,938

Foreign exchange gain on cash held in foreign currency	(971)

Net increase in cash during the period	5,419

Cash, due from brokers, and short-term
investments, beginning of period	-

Cash, due from brokers, and short-term
investments, end of period	$5,419

TITAN TRADING ANALYTICS INC.
Notes to Interim Financial Statements, page 5
Three Months ended January 31, 2003
(Unaudited – prepared by management)

3.

Significant accounting policies:

These financial statements are prepared in accordance with accounting principles generally accepted in Canada which do not differ from those established in the United States, except as disclosed in note 2.

	a)	Consolidation - The financial statements include the accounts of the company and of its wholly-owned subsidiary, Titan Trading Corp.
	b)	Short-term investments - Short-term investments are carried at the lower of cost or market. Gains and losses from trading short-term investments are recognized as income on the trade date.
c)	Capital assets - Capital assets are recorded at cost and amortized at the following annual rates:
Computer equipment          - 30% declining balance

d)
Stock option plan - No compensation expense is recognized when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

	e)	Foreign currency translation - Foreign currency transactions are translated using the temporal method, whereby:
		i)	monetary items are translated at the rate of exchange in effect at the balance sheet date;
		ii)	non-monetary items are translated at historical exchange rates; and
		iii)	revenue and expense items are translated at the average rate of exchange for the year.
f)
Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g)
Cash and cash equivalents - Cash and cash equivalents includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

TITAN TRADING ANALYTICS INC.
Notes to Interim Financial Statements, page 6
Three Months ended January 31, 2003
(Unaudited – prepared by management)

4.	Capital assets:

		Accumulated	Jan. 31, 2003
	Cost	amortization	Net Book Value

Computers	$12,000	$7,378	$4,622

5.	Share capital:

	Number
	of Shares	Amount
Authorized
100,000,000 common shares, without par value
Issued
Issued for cash during the period ended October 31,	1	$1
Issued for cash	4,114,000	1,314,900

Balance, October 31, 1995	4,114,001	1,314,901
Issued for cash	4,302,000	1,055,500
Share issue costs	---	(141,089)

Balance, October 31, 1996	8,416,001	2,229,312
Issued for cash	316,000	442,400

Balance, October 31, 1997	8,732,001	2,671,712
Issued for cash	125,000	131,250

Balance, October 31, 1998 and 1999	8,857,001	2,802,962
Issued for cash	275,965	572,976

Balance, October 31, 2000	9,132,966	3,375,938
Issued for cash	680,000	340,000

Balance, October 31, 2001, 2002 and January 31, 2002	9,812,966	$3,715,938

2,850,000 of the common shares issued during 1996 are held in escrow. The release from escrow is based upon the policies of the British Columbia Securities Commission and is based upon the passage of time.

The company amended its stock option plan in 2001 to provide options to directors, officers and employees for up to 1,936,593 common shares.

TITAN TRADING ANALYTICS INC.
Notes to Interim Financial Statements, page 7
Three Months ended January 31, 2003
(Unaudited – prepared by management)

5.	Share capital – continued:

	Directors, Officers and	Common Share
	Employee Stock Options	Purchase Warrants
Outstanding, November 1,
Number	825,000	250,067
Exercise price	$0.90 to July 2001	$2.55 to May 2001
		$3.00 to September 2001
Number	72,852
Exercise price	$0.85 to January 2004
Number	431,250
Exercise price	$1.00 to April 2004	-

Amended during 2001
Number	1,250,000	-
Exercise price	825,000 from $0.90 to $0.61
	to January 2006
	425,000 from $1.00 to $0.61
	to January 2006

Issued during 2001
Number	255,000 vesting over 18	550,000
Exercise price	$0.61 to January 2006	$0.61 to February 2003
Number	250,000 vesting over 18	130,000
Exercise price	$0.50 to May 2006	$0.61 to March 2003

Expired during 2001
Number	(79,102)	(250,067)
Exercise price	72,852 at $0.85 to January	$3.00 to September 2001
	6,250 at $1.00 to April 2004

Amended during 2002
Number	1,235,000
Exercise price	from $0.61 to $0.25
	to January 2006	-
Issued during 2002
Number	570,000 vesting over 24
Exercise price	$0.25 to January 2006	-

Retracted during 2002
Number	(270,000)
Exercise price	$0.61 to January 2006	-

Outstanding, January 31, 2003	2,055,000	680,000

TITAN TRADING ANALYTICS INC.
Notes to Interim Financial Statements, page 8
Three Months ended January 31, 2003
(Unaudited – prepared by management)

6.	Loan payable: This amount is due to an arm’s length party. The amounts are unsecured, non-interest bearing and are payable on demand.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Titan Trading Analytics Inc.	January 31, 2003	03/04/09

ISSUER'S ADDRESS	200 – 675 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver, B.C.	B.C.	V6B 1N2	(604) 681-7600	(604) 681-7622
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Ken Powell	President			(780) 435-5576
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Ken Powell"	Ken Powell	03/04/09
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Michael Gossland"	Michael Gossland	03/04/09
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TITAN TRADING ANALYTICS INC. Schedule “B”, page 1 Three months ended January 31, 2003 (Unaudited – prepared by management)

1.

	(a)	Related Party Transactions current fiscal year-to-date: Expenses include the following payments (exclusive of GST) to companies affiliated with certain directors and officers:

	2003	2002

Michael B. Paauwe & Associates	$-	$23,100
Michael Gossland & Associates	-	22,500
	$-	$45,600

2.

	(a)	Securities issued during quarter ended January 31, 2003:

Date	Type	Shares	Price	Amount	Consideration

None

	(b)	Options granted during quarter ended January 31, 2003: None

3.

	(a)	Authorized and issued share capital as at January 31, 2003: 100,000,000 common shares, no par value.

	(b)	As at January 31, 2003, a total of 9,812,966 common shares have been issued for a total of $3,715,938.

	(c)	Options, warrants and convertible securities outstanding as at January 31, 2003:

(i) Incentive Stock options: As at January 31, 2003, the Company had the following incentive stock options outstanding:

Number of Shares	Exercise Price	Expiry Date

See note 5 to the attached financial statements for the Three months ended January 31, 2003.

TITAN TRADING ANALYTICS INC. Schedule “B”, page 2 Three months ended January 31, 2003 (Unaudited – prepared by management)

(ii)	Share purchase warrants:

Number of Warrants	Exercise Price	Expiry Date

See note 5 to the attached financial statements for the Three months ended January 31, 2003.

(iii)	Convertible securities: As at January 31, 2003, the Company had the following convertible securities outstanding:

		Number of Convertible Securities	Conversion Price	Expiry Date

None

4.

	(a)	Shares in escrow or subject to pooling as at January 31, 2003:

The Company had 2,850,000 common shares are held in escrow.

5.

	(a)	List of directors and officers as at January 31, 2003:

Dr. Ken Powell	Director & President
Michael Gossland	Director & Secretary
Dr. Paul Shatzko	Director
David Baird	Director

TITAN TRADING ANALYTICS INC. Schedule “C” Three months ended January 31, 2003, page 1 (Unaudited – prepared by management)

Nature of Business and Liquidity:

Titan Trading Analytics Inc. (the “Company”) is a financial software developer and an online publisher of neural network based stock market timing and trading analytics software. The Company has yet to establish a profitable software or online publishing business and has remained in a research and development stage since May 1994. The Company plans to exploit its proprietary trading software technology in two ways:

1.	by establishing a profitable trading operation and money management business using the trading technology and;

2.	by marketing and licensing software and a monthly publication from professional and private stock traders.

At January 31, 2003, the Company held assets of $10,456 consisting of cash of $5,419, accounts receivable of $415 and computer equipment of $4,622 net of accumulated depreciation. The Company had a working capital deficit of $55,916 as at January 31, 2003 compared to $50,865 as at the year ended October 31, 2002. During the year ended October 31, 2002, the Company wrote off $947,877 in software and systems development costs, although it still plans to further develop its software for public sale.

Discussion of Operations and Financial Condition:

For the three months ended January 31, 2003, the Company incurred a net loss of $5,429 compared to a net loss of $84,802 for the same period in the previous year. There has been a decrease in almost every expense category due to the fact that the Company is currently reorganizing its affairs and management.

During the quarter, the Company announced the resignations of Messrs. Edward Colson, Michael Paauwe, John Austin and Roland Kreilein from the board of directors. The largest shareholder of the Company was TTN Escrow Capital Corp. (“TTN”) that owned 29% of Titan through the ownership of 2,850,000 common voting escrow shares. Dr. Ken Powell of Edmonton, Alberta and Roland Kreilein of Victoria, B.C. acquired 100% of TTN from Michael Gossland and Michael Paauwe, in agreements dated December 20th, 2002. Dr. Powell thereby acquired 1,850,000 escrow shares of the Company and Mr. Kreilein thereby acquired 1,000,000 escrow shares of the Company. Dr. Powell was appointed President of the Company effective immediately upon the resignation of Mr. Paauwe.

TITAN TRADING ANALYTICS INC. Schedule “C” Three months ended January 31, 2003, page 2 (Unaudited – prepared by management)

Subsequent Events:

The Company announced a private placement of 1,000,000 units at $0.13 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant. Every two warrants shall entitle the holder thereof to purchase an additional common share in the Company at a price of $0.25 for a period of two years. The proceeds of the private placement will be used for general working capital purposes. The above private placement is subject to regulatory approval.

The Company will be holding is Annual General Meeting of Shareholders (“AGM”) on April 28, 2003. The AGM will be held at the office of Gregory S. Yanke Law Corporation, 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 at the hour of 10 o’clock in the forenoon.